Exhibit 99.1

CYBERARK SOFTWARE LTD.

94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel

June 3, 2016

________________________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2016

________________________

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:30 p.m. (Israel time) on June 30, 2016, at our offices at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of (a) Raphael (Raffi) Kesten and (b) Amnon Shoshani for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until their respective successors are duly elected and qualified.

(2)
To authorize, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady to serve as the Chairman of the Company’s board of directors and the Company’s Chief Executive Officer, for the maximum period permitted under the Companies Law.

(3)
To approve, in accordance with the requirements of the Companies Law, an annual grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady.

(4)
To approve a recurring annual grant to each of our directors (other than directors who serve as executives of the Company, such as the Company’s President and Chief Executive Officer), of options to purchase ordinary shares and restricted share units.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our 2017 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2015.

Our board of directors recommends that you vote in favor of each of the above proposals, which are described in the accompanying proxy statement.

Shareholders of record at the close of business on May 31, 2016 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of 2016 Annual General Meeting of Shareholders and accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. (EST) on June 29, 2016 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the day on which the proxy statement will first be mailed to our shareholders, at the registered office of the Company, 94 Em-Ha’moshavot Road, Park Ofer, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-918-0000.

Sincerely, Gadi Tirosh Chairman of the Board of Directors

ii

CYBERARK SOFTWARE LTD.

94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel

+972-3-918-0000

__________________________

PROXY STATEMENT

__________________________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement, or Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of CyberArk Software Ltd., to which we refer as "CyberArk" or the "Company," to be voted at the 2016 Annual General Meeting of Shareholders, or the Meeting, and at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held at 4:30 p.m. (Israel time) on June 30, 2016, at our offices at 94 Em-Ha’moshavot Road, Petach Tikva 4970602, Israel.

This Proxy Statement, the attached Notice of 2016 Annual General Meeting of Shareholders and the enclosed proxy card are being made available on or about June 3, 2016 to holders of the Company’s ordinary shares, par value NIS 0.01 per share, as of the close of business on May 31, 2016, the record date for the Meeting, or the Record Date.

You are entitled to receive notice of, and to vote at the Meeting, if you hold ordinary shares as of the close of business on May 31, 2016, the Record Date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To re-elect each of (a) Raphael (Raffi) Kesten and (b) Amnon Shoshani for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2019 and until their respective successors are duly elected and qualified.

(2)
To authorize, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law, the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady to serve as the Chairman of the Company’s board of directors and the Company’s Chief Executive Officer, for the maximum period permitted under the Companies Law.

(3)
To approve, in accordance with the requirements of the Companies Law, an annual grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady.

(4)
To approve a recurring annual grant to each of our directors (other than directors who serve as executives of the Company, such as the Company’s President and Chief Executive Officer), of options to purchase ordinary shares and restricted share units.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our 2017 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 31, 2016, we had 33,569,172 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association, or the Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other nominee holding shares of record for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, abstentions from voting and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

In addition, the approval of Proposals 2 and 3 requires that one of the following two voting conditions be met as part of the approval by a majority of the ordinary shares present and voting thereon, which we refer to as the "Special Majority":

 ●           the majority of ordinary shares present and voting for the approval of such proposal at the Meeting in person or by proxy includes a majority of the ordinary shares voted at the meeting that are held by shareholders who do not have a personal interest under the Companies Law (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement) in the approval of the proposal, excluding broker non-votes and abstentions; or

●            the total number of shares held by non-conflicted shareholders (as described in the previous bullet point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting power of our Company.

A “personal interest” of a shareholder under the Companies Law (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card), (a) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (b) excludes an interest arising solely from the ownership of ordinary shares. In determining whether a vote cast by proxy is disinterested, the conflict of interest of the holder of a proxy casting the vote for a record holder is also considered and will cause that vote to be excluded from the non-conflicted vote, even if the shareholder granting the proxy does not have a conflict of interest concerning the matter being voted upon.

Votes cast by shareholders with conflicts of interest will not be counted towards the majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above. Nevertheless, votes cast by such shareholders are counted for purposes of determining a quorum with respect to Proposal 2 and Proposal 3 and the other proposals and determining whether holders of a majority of ordinary shares present and entitled to vote have approved Proposal 2 and Proposal 3 and the other proposals.

In the case of Proposal 2 and Proposal 3, a shareholder must inform us before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you lack a conflict of interest in the approval of those proposals, and to therefore be counted towards the majority required under these proposals, you must check the box for Item 2a and Item 3a on the accompanying proxy card when you record your vote on Proposal 2 and Proposal 3, respectively.

If you believe that you have a conflict of interest and you wish to participate in the vote on Proposal 2 or Proposal 3, you should contact our Corporate Secretary, Donna Rahav, at +972-3-918-0000 or proxies@cyberark.com for more information. If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you have a conflict of interest, you should contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Secretary of our Company or to vote in person at the Meeting. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://investors.cyberark.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Corporate Secretary, Donna Rahav, via e-mail to proxies@cyberark.com or via fax to her attention at +972-3-924-0028. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 94 Em-Ha’moshavot Road, Petach Tikva 4970602, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. (EST) on June 29, 2016.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of each of the proposals, in accordance with the recommendation of the Board, other than Proposals 2 and 3, for which your shares will not be voted. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with their best judgment and the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a proxy card by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that proxy card to direct your broker, bank, trustee or other nominee how to vote your shares. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for purposes of voting on the proposals. Therefore, if you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date. You are also entitled to notice of the Meeting and to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not later than 11:59 p.m. (EST) on June 29, 2016, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being made available to shareholders on or about June 3, 2016. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the Notice of 2016 Annual General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” section of our Company’s website at www.investors.cyberark.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage (1)
FMR LLC(2)	2,848,650	8.5%

(1)	Based on 33,569,172 ordinary shares outstanding as of May 31, 2016.

(2)
Based on a Schedule 13G filed by FMR LLC, as of December 31, 2015, shares beneficially owned consist of 2,848,650 shares beneficially owned by FMR LLC, certain of its affiliates and subsidiaries. FMR LLC has sole voting power over 418,450 shares and sole dispositive power over 2,848,650 shares. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

Recent Changes in the Ownership of Major Shareholders

Based on information provided to us, as of May 31, 2016, entities affiliated with Jerusalem Venture Partners beneficially owned 842,822 of our ordinary shares, representing less than 5% of the outstanding ordinary shares of the Company.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2015, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on March 10, 2016, and available on the “Investor Relations” section of our Company’s website at www.investors.cyberark.com or through the SEC’s website at www.sec.gov.

PROPOSAL 1

RE-ELECTION OF OUR CLASS II DIRECTORS

Background

Under the Companies Law and our Articles of Association, management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than four and no more than 11 directors, as may be fixed from time to time by the Board.

Pursuant to recently approved regulations under the Companies Law, an Israeli company whose shares are listed on a foreign exchange such as The Nasdaq Stock Market LLC, or Nasdaq, may elect, on the basis of a decision of its board of directors, not to follow the requirements of the Companies Law relating to external directors, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which such exchange is located. As the composition of our Board and its audit committee and compensation committee comply with the Nasdaq listing standards applicable to domestic U.S. companies, we are eligible to elect to “opt out” of the external director requirements. Accordingly, in May 2016, our Board determined to opt out of the external director requirements, and our two former external directors, Mr. Ron Gutler and Ms. Kim Perdikou, remained on our Board.

Our Board currently consists of eight directors. Each of the current non-employee directors, including each of the nominees, is independent under Nasdaq listing standards. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our directors are divided among the three classes as follows:

(i) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at our 2018 annual general meeting of shareholders and upon the election and qualification of their respective successors;

(ii) our Class II directors are Raphael (Raffi) Kesten and Amnon Shoshani, whose current terms expire at the Meeting; and

(iii) our Class III directors are Gadi Tirosh and David Campbell, whose current terms expire at our 2017 annual general meeting of shareholders and upon the election and qualification of their respective successors.

Mr. Campbell has advised us that he intends to resign as a director of the Company effective as of the date of the Meeting. Mr. Campbell's resignation is for personal reasons and not a result of any dispute or disagreement with the Company.

Effective immediately following the Meeting and the resignation of Mr. Campbell, each of Mr. Gutler and Ms. Perdikou will be classified as Class III directors.

The Board maintains a nominating and corporate governance committee composed of Messrs. Gadi Tirosh, David Campbell and Ron Gutler, each of whom is independent under the applicable corporate governance standards of Nasdaq. The nominating and corporate governance committee of our Board recommended that each of our Class II directors, Messrs. Kesten and Shoshani, be nominated for re-election to our Board as a Class II director at the Meeting for a three-year term. Our Board has approved this recommendation, and recommends that shareholders re-elect each of Messrs. Kesten and Shoshani as a Class II director for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each nominee as a Class II director.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class II director if re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees.

During 2015, our audit committee met seven times, our compensation committee met nine times and our nominating and governance committee met one time. Each of the nominees attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board on which he served in the 2015 fiscal year.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Each of the current non-employee directors, including each of the nominees, is independent under those rules. Furthermore, each of the members of our audit committee, including Mr. Amnon Shoshani, who is a nominee for re-election at the Meeting, is “independent” as such term is defined in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of our audit committee, including Mr. Amnon Shoshani, meet the requirements for financial literacy under SEC rules and regulations and the corporate governance standards of Nasdaq.

Set forth below is certain biographical information regarding the background and experience for Mr. Raphael (Raffi) Kesten and Mr. Amnon Shoshani:

Raphael (Raffi) Kesten has served as a member of our Board since April 2014. Since February 2015, Mr. Kesten has served as Managing Partner at Jerusalem Venture Partners as well as executive adviser to the Chairman and Chief Executive Officer of Cisco Systems, Inc. and to the Service Provider Video Security, Software & Solutions Group at Cisco Systems, Inc. He served as the Vice President of Service Provider Video Security, Software & Solutions Group at Cisco Systems, Inc. from 2012 to 2014. From 2000 to February 2015, Mr. Kesten served as a Venture Partner for Jerusalem Venture Partners. He served as Senior Vice President and Chief Operating Officer at NDS Group Holdings Ltd. (later acquired by Cisco Systems, Inc.) from 2006 to 2012. From 1996 to 2006, Mr. Kesten worked as Vice President and General Manager of NDS Technologies Israel Limited. From 1991 to 1995, he served as Vice President of Operations and Production of Imaging Products at Indigo N.V. (later acquired by Hewlett-Packard Company). Between the years 1982 to 1991, Mr. Kesten held several engineering and managerial positions with Intel, Inc. Mr. Kesten holds a Bachelor of Science in chemical engineering from Ben-Gurion University of the Negev in Beer-Sheva, Israel and he completed the certificate program in Senior Business Management at the Hebrew University in Jerusalem, Israel. Mr. Kesten’s expertise in cybersecurity and his executive experience provide him the qualifications and skills to serve as a member of our Board.

Amnon Shoshani has served as a member of our Board since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd. and Cabaret Holdings Ltd. and ArbaOne Inc. ventures activities where he had a lead role in managing the groups’ portfolio companies. From 1994 to April 2005, Mr. Shoshani owned a Tel-Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds an LL.B. from Tel Aviv University in Israel. Mr. Shoshani’s extensive knowledge of securities and investments and his years of acting in management roles, including in the cybersecurity and high tech spheres, provide him the qualifications and skills to serve as a member of our Board.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Mr. Raphael (Raffi) Kesten as a Class II director of CyberArk Software Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”; and

(b)
“RESOLVED, that the re-election of Mr. Amnon Shoshani as a Class II director of CyberArk Software Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”.

 Required Vote

As is more fully described above, the vote required for the re-election of each of Mr. Raphael (Raffi) Kesten and Mr. Amnon Shoshani as a Class II director is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on paragraph (a) or paragraph (b), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the two Class II directors.

PROPOSAL 2

AUTHORIZATION OF MR. EHUD (UDI) MOKADY, OUR CHIEF EXECUTIVE OFFICER, TO SERVE AS
 CHAIRMAN OF OUR BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

Background

The Companies Law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is ratified and approved by such company's shareholders, subject to the majority requirements that are detailed below. Under the Companies Law as currently in effect, such ratification and approval by shareholders is valid for a period not to exceed three years from the date of the shareholders' meeting in which such appointment was ratified and approved.

Due to the recent changes in the Company’s capital structure in the past year, including the change in share ownership of entities affiliated with Jerusalem Venture Partners, our Chairman, Mr. Gadi Tirosh, proposed that the Board consider transitioning his role as our Chairman to another director, and recommended that the Company’s chief executive officer assume such responsibilities. Our Board of Directors, following the recommendation of the nominating and corporate governance committee and of Mr. Tirosh, has unanimously determined that it is in the best interest of the Company and of our shareholders to combine the chairman and chief executive officer positions and to have Mr. Mokady serve as the Chairman of the Board and the Chief Executive Officer of the Company. Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Mr. Ehud (Udi) Mokady serves in both capacities for the maximum period permitted under the Companies Law (which is currently up to three years from the date of the Meeting).

The Board believes that combining the roles of chairman and chief executive officer promotes better alignment of strategic development and execution, more effective implementation of strategic initiatives, and clearer accountability for success or failure. The Board believes that at this stage of the Company’s development and global expansion, implementing its business and marketing plan and growing its business profitably are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of the Company’s business. As the founder and Chief Executive Officer of our Company who has led the Company to its current point of success, Mr. Mokady is uniquely positioned to assume these dual responsibilities. For example, under Mr. Mokady’s leadership, the Company has continued to grow while delivering strong financial results, as illustrated by an over 40 percent compounded annual revenue growth rate over the last five years, while generating positive net income over that same period of time.

Moreover, the Board believes that combining the chairman and chief executive officer positions will not impede independent oversight. Six of the seven members of the Board following the date of the Meeting (including the current nominees) are independent under Nasdaq listing standards. Additionally, as is more fully described below, the Board has determined that, subject to shareholder approval of this proposal, Mr. Gadi Tirosh, the current Chairman of the Board, would be appointed to serve as Lead Independent Director, as discussed below. The Lead Independent Director will have specific enumerated powers and responsibilities to promote strong independent Board leadership and serve as an effective counterbalance. We believe that this new structure takes full advantage of Mr. Mokady’s extensive knowledge and industry experience and at the same time fosters a direct relationship between the management of the Company and its shareholders as the Company continues to diversify its shareholder base. The Board will continue to study the merits of this governance model on an annual basis to ensure that it is in line with meeting the organizational aspirations of the Company and the protection of shareholder interests.

New Lead Independent Director

A critical factor for the Board in supporting the change in leadership structure, and in recommending that shareholders approve this Proposal 2, is the creation of a new Lead Independent Director role (referred to as the Lead Director). The position of a Lead Director is not commonly held in Israeli companies, but we believe that a designated Lead Director with expressly enumerated authorities and responsibilities is important to facilitate strong independent Board leadership and effective independent oversight.

If this Proposal 2 is approved, immediately following the Meeting and for so long as the positions of the Chief Executive Officer and Chairman of the Board are combined, the non-executive board members would select a Lead Director from among the independent directors of the Board, who has served a minimum of one year as a director. The Board determined, subject to the approval of this Proposal 2 by our shareholders, that effective immediately following the Meeting, Mr. Gadi Tirosh would serve as Lead Director (concurrent with Mr. Mokady’s appointment as Chairman). If the Lead Director is not present at any meeting of the Board, a majority of the independent members of the Board present will select an independent member of the Board to act as Lead Director for the purpose and duration of such meeting. The authorities and responsibilities of the Lead Director include, but are not limited to, the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of the meeting at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board of Directors;

•	if requested by a major shareholder, ensuring that he or she is available for consultation and direct communication; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

The nominating and corporate governance committee and all independent directors of the Board unanimously support Mr. Tirosh’s appointment as Lead Director because they believe Mr. Tirosh possesses the characteristics and qualities critical for the independent leadership position. Mr. Tirosh is well respected among the directors of the Company and has the qualities and experience desired for a Lead Director, including high personal integrity, a breadth of knowledge in management, operations, and corporate governance, and a willingness to engage or challenge management, as needed.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to authorize and approve Mr. Ehud (Udi) Mokady to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of CyberArk Software Ltd. for the maximum period permitted under the Companies Law and the regulations promulgated under the Companies Law, as in effect from time to time.”

Required Vote

As more fully described above, the vote required for authorization and approval of Mr. Ehud (Udi) Mokady to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of our Company is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2 (excluding abstentions and broker non-votes), which majority meets the Special Majority requirements described above. Please note the special instructions that you must follow in order to ensure that your shares are counted towards the Special Majority required for this Proposal 2, as stated in “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the authorization and approval of Mr. Ehud (Udi) Mokady to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of our Company.

PROPOSAL 3

APPROVAL OF ANNUAL OPTION AND RSU GRANT FOR OUR PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

On February 10 and 11, 2016, each of our compensation committee and our Board (respectively) approved an annual grant of (i) options to purchase 120,000 ordinary shares and (ii) restricted share units, or RSUs, underlying 48,000 ordinary shares to our President and Chief Executive Officer, Mr. Mokady, under our 2014 Share Incentive Plan, or the 2014 Plan, and in accordance with the terms of Mr. Mokady’s employment agreement, which we refer to collectively as the CEO Annual Equity Grants. In accordance with the Companies Law, the CEO Annual Equity Grants require approval by our shareholders.

The Board, the compensation committee and our management believe that executive compensation should be structured to help recruit, retain and motivate a highly talented team of executives with the requisite set of skills and experience to successfully lead the Company in creating long term value for our shareholders. In line with this philosophy, the proposed CEO Annual Equity Grants are intended to bring our Chief Executive Officer’s total annual compensation package to be better aligned with industry practices, as recommended by the Company’s independent executive compensation consultant and approved by our compensation committee and by our Board.

Specifically, in determining the size of the proposed CEO Annual Equity Grants, the compensation committee and the Board considered data provided by Radford, our independent compensation consultant, regarding equity compensation awarded to similarly situated executive officers of companies in our industry, and the existing compensation agreements with Mr. Mokady, including equity compensation awarded in prior years and still outstanding. In reviewing these practices, Mr. Mokady’s total cash compensation was at the 25th percentile compared to the cash compensation of chief executive officers of our peers as determined by Radford and approved by our compensation committee. Specifically, based on Radford’s report and recommendations, the Company’s compensation committee approved the following list of companies as the peer group for purposes of 2016 compensation decisions: Barracuda Networks, Benefitfocus, BroadSoft, Demandware, Ellie Mae, Fire Eye, Gigamon, Imperva, Infoblox, LogMeIn, Merketo, Nimble Storage, ProofPoint, Q2 Holdings, Qualys, RingCentral, Ruckus Wireless, Varonis Systems, VASCO Data Security International and Wix.com. This peer group was constructed with careful consideration and represents an appropriate comparison pool based on their location, industry and size.

The compensation committee and the Board further considered that our share-based compensation expense in 2015 as a percentage of total revenues was low compared to our peers. Therefore, in evaluating the aggregate compensation package offered to Mr. Mokady, at the recommendation of our independent compensation consultant, the Board and the compensation committee approved, subject to approval by our shareholders, equity awards to offset the below market cash compensation component of Mr. Mokady’s aggregate compensation package, to ensure that his total compensation is competitive with market practices.

In evaluating Mr. Mokady’s aggregate compensation package in this manner, our Board and compensation committee also seek to ensure that by providing a significant portion of Mr. Mokady’s compensation in the form of equity, the proposed CEO Annual Equity Grants will further align Mr. Mokady’s long-term interests with those of our shareholders as they will directly link Mr. Mokady’s performance to delivering value to our shareholders. Mr. Mokady currently holds options to purchase 1,036,740 of our ordinary shares, of which 939,682 options, or 90%, are already vested and exercisable. Additionally, Mr. Mokady holds 34,451 outstanding RSUs. Mr. Mokady does not hold any other equity awards, and the aggregate value of his currently exercisable equity awards is well over ten times his annual cash compensation (including on target cash bonus).

The Board and compensation committee believe that to align the interests of the Company’s Chief Executive Officer with those of the Company’s shareholders, it is important that the Chief Executive Officer maintain a significant level of share ownership in the Company. Therefore, in determining or recommending the amount and form of executive compensation, the Board and the compensation committee of the Company believe that a substantial portion of the Chief Executive Officer’s compensation should be in the form of long-term equity incentive awards that link a significant portion of our Chief Executive Officer’s pay to share price performance and thereby directly align his interests with the interests of our shareholders.

In approving the proposed CEO Annual Equity Grants and recommending them for shareholder approval, our compensation committee and Board specifically considered the fact that, Mr. Ehud (Udi) Mokady has been instrumental to the Company’s operational success. During his tenure as President, Chief Executive Officer and director, Mr. Mokady has demonstrated strong leadership, including in continuing the Company’s growth and overseeing the Company’s initial public offering on the Nasdaq Global Select Market and subsequent public offerings of our ordinary shares. Specifically, Mr. Mokady met or exceeded his 2015 performance metrics determined by the compensation committee and the Board in advance, including having the Company overachieve across its guided financial metrics for revenue and profitability in 2015, and further expanding its business and completing significant acquisitions in order to execute on our strategic plans.

In considering the appropriate size of the grant to Mr. Mokady, our Board and compensation committee concluded that the unvested portion of his equity awards (options and RSUs), which represents only 12% of the total outstanding ordinary shares as of May 31, 2016 and which will continue to decrease absent the proposed grant, would ultimately impede the Company’s ability to retain a qualified chief executive officer thereby posing a material risk to the Company’s long-term success. The Board and compensation committee believe that our future success depends, in part, on our ability to continue to retain our Chief Executive Officer, who has been and is expected to continue to be imperative to the success of the Company, and to ensure that his compensation incentivized the Company’s long-term success. Absent such ability, our business, financial condition and results of operations may be significantly harmed.

The compensation committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants and is committed to vigilant management of earnings-per-share dilution as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the compensation committee continues to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. For example, in their independent survey, Radford advised that CyberArk’s 2015 burn rate of 3.5% of total outstanding shares was aligned with the 25th percentile of similarly situated companies comprising our peer group, for which the burn rate generally ranged between 7% and 8%. Further, while most of the companies referenced in Radford’s independent survey utilized a mix of stock options and RSUs, generally granting greater portions of the relevant executives’ equity compensation in RSUs than in stock options, the proposed CEO Annual Equity Grants are consistent with our compensation committee’s methodology of a 50/50 split between share options and RSUs which is intended to better align the long-term interests of our management with those of our shareholders. The Company remains committed to open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.

Our compensation committee and Board believe that it is in the best interest of our shareholders and the Company to grant Mr. Mokady an equity interest in the Company appropriately linking his compensation to delivering long-term shareholder value through a combination of growth and profitability and better aligning his total compensation to industry practices.

Terms of CEO Annual Equity Grants

Pursuant to the proposed CEO Annual Equity Grants, if approved by our shareholders, on June 30, 2016 Mr. Mokady would be granted annual equity compensation in the form of (i) options to purchase 120,000 of our ordinary shares, at an exercise price equal to the fair market value of our ordinary shares on the Nasdaq Global Select Market (as determined under the Company’s 2014 Share Incentive Plan and its equity grant policy), and (ii) RSUs underlying 48,000 Ordinary Shares. The vesting of the options and the RSUs would occur on a quarterly basis over a four year period, in accordance with the terms of Mr. Mokady’s employment agreement, having a vesting commencement date of February 15, 2016 (the vesting commencement date determined by the Board and compensation committee), and would be subject to Mr. Mokady’s continued service to our Company throughout the vesting period. The CEO Annual Equity Grants would be subject to the further terms and conditions of our 2014 Share Incentive Plan, the award agreement in the form generally used by the Company, and Mr. Mokady’s employment agreement, including the acceleration of vesting upon events occurring in connection with a change in control and/or termination as set forth in his employment agreement.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the terms of a proposed annual equity grant to Mr. Ehud (Udi) Mokady, the Company’s President and Chief Executive Officer, consisting of (a) options to purchase 120,000 of the Company’s ordinary shares at an exercise price equal to the fair market value of our ordinary shares on the NASDAQ Global Select Market (as determined under the Company’s 2014 Share Incentive Plan and its equity grant policy), and (b) restricted share units underlying 48,000 ordinary shares, subject, in each case, to the terms of the Company’s 2014 Share Incentive Plan and the terms of Mr. Mokady’s employment agreement, and as described in Proposal 3 of the Proxy Statement relating to the Meeting, be, and hereby are, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes) is required to approve the CEO Annual Equity Grants to Mr. Mokady, which majority meets the Special Majority requirements described above. Please note the special instructions that you must follow in order to ensure that your shares are counted towards the Special Majority required for this Proposal 3, as stated in “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3 to approve the Annual Equity Grants to our President and Chief Executive Officer.

PROPOSAL 4

APPROVAL OF RECURRING, ANNUAL GRANT OF OPTIONS/RSUS TO OUR DIRECTORS
OTHER THAN OUR PRESIDENT AND CEO

Background

Our Compensation Policy authorizes equity grants to members of our Board. Under the Companies Law, the grant of equity-based awards to directors of the Company, although granted under an existing option plan, requires the approval of shareholders.

As an incentive for their contribution and efforts as directors, and based on the comparison to compensation granted to directors of comparable companies according to a benchmark prepared using data of peer companies in our industry on a global basis, which were selected pursuant to a survey prepared in February 2016 by Radford, an international compensation consulting company, our compensation committee and Board have approved, and resolved to recommend that our shareholders approve, a recurring annual equity grant to each director of the Company (other than directors who serve as an executive in the Company, such as our President and Chief Executive Officer) serving at the time of each annual meeting of shareholders whose tenure does not terminate at such time, effective as of the date of each such annual meeting of shareholders, which we refer to as the date of grant, the following:

•	options to purchase 5,000 Ordinary Shares, or the Director Options; and

•	RSUs underlying 2,000 Ordinary Shares, or the Director RSUs.

In evaluating our director compensation arrangements, our compensation committee and the Board considered the fact that all of our peers offer annual director equity grants, with the majority of our peers granting equity only in the form of RSUs and others relying either on a mix of stock options and RSUs or on options only. Our compensation committee and the Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board. Therefore, our compensation committee and the Board determined that a more conservative approach of a 50/50 mix of annual director option and RSU grants would enable us to appropriately incentivize and attract qualified members to our Board, while ensuring that our director compensation program is consistent with market practices, and share price appreciation.

The Director Options and Director RSUs shall be granted pursuant to the 2014 Share Incentive Plan. The exercise price of the Director Options would be equal to the fair market value of our ordinary shares on the Nasdaq Global Select Market (as determined under the 2014 Share Incentive Plan and our Equity Grant Policy). For Director RSUs, the conversion price would be up to NIS 0.01 per share underlying each Director RSU. The Director Options and Director RSUs would vest quarterly over a one-year period from May 15 of the year of each annual meeting. The Director Options and Director RSUs would have a term of ten years from the date of grant, subject to the termination provisions of the 2014 Share Incentive Plan, except that in the event of termination of service of any director for any reason, other than for “Cause” (as defined in the 2014 Share Incentive Plan), the options that are vested, as of the date of termination, would continue to be exercisable for a period of one year after the date of termination but not more than ten years from the date of grant.

All unvested Director Options and Director RSUs would become immediately vested and exercisable at the earlier of (a) immediately prior to the consummation of a “Change in Control” (as defined in the 2014 Share Incentive Plan), in which the director is required to resign from or is otherwise terminated from the service as a director, or (b) upon termination of service of such director occurring after the consummation of a “Change in Control” (as defined in the 2014 Share Incentive Plan). The Director Options and Director RSUs would otherwise be subject to the terms and conditions of the 2014 Share Incentive Plan and the award agreement in the form generally used by the Company at the time signed.

General Terms of Non-Executive Director Compensation

Under the Companies Law, compensation of directors of publicly traded companies requires the approval of a company’s compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. The directors are also entitled to be paid reasonable travel, hotel and other expenses expended by them in attending board meetings and performing their functions as directors of the company, all of which is to be determined by the board of directors.

Pursuant to the terms of director compensation approved by our shareholders in 2014, our non-executive directors receive compensation as follows: (1) an annual cash fee with respect to each twelve months of service in an amount of (i) $24,000 for all directors except for the Chairman of the Board and “expert external director” as defined in the applicable regulations pursuant to the Companies Law, (ii) $39,000 for the Chairman of the Board and (iii) $30,000 to each external director; and (2) a cash fee, payable at the same time as the annual fee, in the amount of (i) $1,000 for each meeting of the Board or any committee thereof in which a director participated in person, (ii) $600 for each meeting of the Board or any committee thereof in which such director has participated through means of telecommunications and (iii) $500 for each written consent of the Board or any committee thereof that was adopted in writing in lieu of a meeting. Each non-executive director serving at the time of our IPO also received options to purchase 32,000 of our ordinary shares under the 2014 Plan. No changes to these director compensation arrangements have been implemented since our IPO in 2014. Please note that if Proposal 2 is approved by our shareholders, there would be no change in the compensation terms of Mr. Mokady due to his assumption of the Chairman role, as these terms apply solely to non-executive directors, and the fees payable to the Chairman would instead be payable to the Lead Independent Director, reflecting his role and responsibilities. Further, the directors who served as “external directors” would continue to receive the amount stated above regardless of the resolution of the Board to “opt-out” of the external director requirements, as each such former external director continues to serve as the chairman of our audit committee or compensation committee, respectively, with each therefore having the same ongoing additional responsibilities.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that terms of the proposed recurring annual equity grants of options and restricted share units to non-executive directors of the Company, as described in Proposal 4 of the Proxy Statement be, and hereby are, approved in all respects.”

Required Vote

The vote required for the recurring annual grant of the Director Options and the Director RSUs to our non-executive directors, is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the recurring annual grant of Director Options and Director RSUs to our directors (other than the President and Chief Executive Officer).

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In June 2015, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2015, and for such additional period until the Meeting. The audit committee of our Board approved the re-appointment of Kost Forer as the Company’s independent auditors. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the audit committee and the Board, is submitting for approval the reappointment of Kost Forer, as its independent auditors for the year ending December 31, 2016, and its service until the annual general meeting to be held in 2017, and to authorize the Board, following approval of the audit committee, to determine the compensation of the auditors with respect to the audit of the Company’s financial statements in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2014	2015
	(in thousands of U.S. dollars)
Audit fees(1)	$985	$886
Audit-related fees(2)	55	75
Tax fees(3)	77	171
All other fees(4)	-	95
Total	$1,117	$1,227
______________

(1)
 “Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. Specifically, (i) for fiscal 2014, $625,000 of total Audit fees were  related to our initial public offering in September 2014 and  (ii) for fiscal 2015, $325,000 of Audit fees related to public offerings of our ordinary shares in March 2015 and June 2015.

(2)
 “Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants. Our audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors for the fiscal year ending December 31, 2016.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Company’s Board.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote

The approval of Proposal 5 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes). Ordinary shares present in person at the Meeting that are not voted for the approval of this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015 will be presented. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2015 (including the audited consolidated financial statements for the year ended December 31, 2015) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at www.investors.cyberark.com. Alternatively, you may request a printed copy of the Annual Report by via fax to our Corporate Secretary, Donna Rahav at +972-3-9240028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2016 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at www.investors.cyberark.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Gadi Tirosh, Chairman of the Board of Directors

Petach Tikva, Israel

June 3, 2016